

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 27, 2010

Eric D. Tanzberger
Senior Vice President and Chief Financial Officer
Service Corporation International
1929 Allen Parkway
Houston, TX 77019

      Re: Service Corporation International
          Form 10-K for Fiscal Year Ended December 31, 2009
          Filed February 26, 2010
          Definitive Proxy Statement
          Filed April 1, 2010
          File No. 001-6402

Dear Mr. Tanzberger:

      We have reviewed your response letters dated July 29, 2010 and August 17, 2010 and have no further comments at this time.

                Sincerely,

                /s Paul Fischer, for
                Larry Spirgel
                Assistant Director